January 29, 2008

VIA EDGAR

Kevin Woody, Branch Chief

Howard Efron, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Extra Space Storage Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-32269

Dear Messrs. Woody and Efron:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated January 15, 2008.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 55

1.               We note your response to prior comment 4.  Please confirm that you will provide further clarification in future filings when dividends and distributions paid exceed net cash provided by operating activities in a period.

Company response:  The Company confirms that it will provide further clarification in future filings when dividends and distributions paid exceed net cash provided by operating activities in a period.

Note 15 — Minority Interest in Operating Partnership, page 74

2.               We note your response to prior comment 6 in which it appears that you are indicating that consideration to be paid to minority holders of interest to your operating partnership could be fairly estimated based upon net book value at the balance sheet date.  In light of the fact that you have disclosed on page 74 of your filing that certain holders of interests in your operating partnership have the right to redeem operating partnership units for cash based upon the fair market value of an equivalent number of shares of your common stock, please tell us why you believe net book value is appropriate for this disclosure.  Please confirm that you will further clarify, in you future filings the amount of consideration that would be paid to holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

Company response:  The Company has further considered the Staff’s comment about the consideration that would be paid to holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.  Accordingly, the Company confirms that it will further clarify in its future filings the amount of cash consideration that would be paid to holders of the non-controlling interest if the unit holders exercise their right to redeem all of their Operating Partnership units and the Company elected to pay the non-controlling members cash on the balance sheet date, as follows:

“Holders of the non-controlling interests in the Operating Partnership have the right to require the Operating Partnership to redeem part or all of their OP units for cash based upon the fair market value of an equivalent number of shares of common stock (10 day average closing price) at the time of the redemption. Alternatively, the Company may, at its option, elect to acquire those OP units in exchange for shares of its common stock on a one-for-one basis, subject to anti-dilution adjustments provided in the Operating Partnership agreement.  The ten day average closing stock price at December 31, 200X, was $XX and there were XX OP units outstanding.  Assuming that all of the unit holders exercise their right to redeem all of their Operating Partnership units on December 31, 200X and the Company elected to pay the non-controlling members cash, the Company would have paid $XX in cash consideration to redeem the units.”

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4480 if you have any questions.

Sincerely,

/s/ Kent Christensen
Kent Christensen
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP